UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

AMERICAN PHYSICIANS CAPITAL, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

028884104

(CUSIP Number)

Mr. Joseph Stilwell

26 Broadway, 23rd Floor

New York, New York 10004

Telephone: (212) 269-5800

with a copy to:

Mary Ann Frantz, Esq.

Miller Nash LLP

3400 U.S. Bancorp Tower

111 S.W. Fifth Avenue

Portland, Oregon 97204-3699

Telephone: (503) 224-5858

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e),

240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,055,700
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,055,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,055,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.6%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,055,700
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,055,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,055,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.6%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,055,700
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,055,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,055,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.6%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,055,700
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,055,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,055,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.6%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,055,700
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,055,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,055,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.6%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,055,700
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,055,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,055,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.6%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Spencer L. Schneider
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 868
8. Shared Voting Power: 45,000
9. Sole Dispositive Power: 868
10. Shared Dispositive Power: 45,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,868
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0.4%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
John Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 3,300
8. Shared Voting Power: 0
9. Sole Dispositive Power: 3,300
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,300
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): .03%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This is the sixth amendment (this “Sixth Amendment”) to the original Schedule 13D, which was filed on November 25, 2002 (the “Original Schedule 13D”), amended on July 30, 2004 (the “First Amendment”), amended on August 6, 2004 (the “Second Amendment”), amended on August 20, 2004 (the “Third Amendment”), amended on October 6, 2004 (the “Fourth Amendment”) and amended on November 12, 2004 (the “Fifth Amendment”). The Sixth Amendment is filed jointly by Stilwell Value Partners II, L.P., a Delaware limited partnership (“Stilwell Value Partners II”); Stilwell Value Partners V, L.P., a Delaware limited partnership (“Stilwell Value Partners V”); Stilwell Associates, L.P., a Delaware limited partnership (“Stilwell Associates”); Stilwell Partners, L.P., a Delaware limited partnership (“Stilwell Partners”); Stilwell Value LLC, a Delaware limited liability company (“Stilwell Value LLC”) and the general partner of Stilwell Value Partners II, Stilwell Value Partners V and Stilwell Associates; Joseph Stilwell, managing and sole member of Stilwell Value LLC and the general partner of Stilwell Partners; Spencer L. Schneider; and John Stilwell. All of the filers of this statement are collectively referred to as the “Group”.

This statement relates to the common stock (“Common Stock”) of American Physicians Capital, Inc. (“Issuer” or “ACAP”). The address of the principal executive offices of the Issuer is 1301 North Hagadorn Road, East Lansing, Michigan 48823. The joint filing agreement of the members of the Group is attached to the Original Schedule 13D as Exhibit 1. A copy of the Power of Attorney given by Mr. Schneider to Joseph Stilwell is attached to the Original Schedule 13D as Exhibit 2. The amended joint filing agreement of the members of the Group is attached to the Second Amendment as Exhibit 5. A copy of the Power of Attorney given by John Stilwell to Joseph Stilwell is attached to the Second Amendment as Exhibit 6.

Item 2. Identity and Background

(a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Associates and Stilwell Partners, in Joseph Stilwell’s capacity as the general partner of Stilwell Partners and as the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Stilwell Value Partners V and Stilwell Associates.

The business address of Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Associates, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell is 26 Broadway, 23rd Floor, New York, New York 10004.

The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners II, Stilwell Value Partners V, Stilwell Associates and Stilwell Partners are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners II, Stilwell Value Partners V and Stilwell Associates.

This statement is also filed by Spencer L. Schneider with respect to the shares of Common Stock beneficially owned by him and with respect to options to purchase shares of Common Stock. Mr. Schneider’s business address is 70 Lafayette Street, New York, New York 10013. Mr. Schneider is an attorney engaged in the private practice of law.

This statement is also filed by John Stilwell with respect to the shares of Common Stock beneficially owned by him. John Stilwell’s business address is 26 Broadway, 23rd Floor, New York, New York 10004. John Stilwell is employed by Stilwell Partners as an analyst. John Stilwell and Joseph Stilwell are brothers.

(d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Joseph Stilwell, Mr. Schneider and John Stilwell are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

No member of the Group has purchased any shares of Common Stock since the filing of the Fourth Amendment.

Item 4. Purpose of Transaction

The purpose of the acquisition of shares of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the shares of Common Stock through the assertion of shareholder rights. To the extent that such conduct is not inconsistent with any of the terms of the standstill agreement referred to below (the “2004 Standstill Agreement”), or with any applicable laws or regulations, members of the Group may assert shareholder rights in the future with the intent to influence the policies of the Issuer. The members of the Group do not believe the value of the Issuer’s assets is adequately reflected in the current market price of the Issuer’s Common Stock.

Members of the Group are filing this Sixth Amendment to report, as further described below, that the Office of Financial and Insurance Services of the State of Michigan (“OFIS”) has approved the Group’s holding total shares in excess of 9.9% of the outstanding shares of the Issuer’s Common Stock as a result of repurchases of Common Stock by the Issuer. The Group presently holds approximately 9.6% of the outstanding shares of Common Stock.

On December 14, 2001, certain members of the Group filed a petition with OFIS seeking permission, under the Michigan Insurance Code, to solicit proxies to elect two persons to the Board of Directors of the Issuer (the “Board”). By letter dated January 18, 2002, OFIS Commissioner Frank M. Fitzgerald, finding the petition “persuasive on the merits,” approved the petition, granting members of the Group the authority to solicit proxies without further authorization from OFIS. On January 29, 2002, Stilwell Associates noticed its intent to nominate Spencer L. Schneider and Kevin D. Padrick as directors to fill the two seats expiring at the 2002 annual shareholders meeting.

On February 20, 2002, the Issuer and members of the Group entered into the original standstill agreement whereby, among other things, the Issuer expanded its Board from six to seven seats and invited Mr. Schneider to fill that seat. Additionally, the Issuer’s Board agreed to promptly consider using its capital to repurchase 15% of the Issuer’s outstanding shares for each of 2002 and 2003. In exchange, the Group agreed, among other things, to support the Issuer’s slate of directors at the 2002 annual shareholders meeting and at all annual shareholders meetings during the three-year term of the original standstill agreement. A copy of the original standstill agreement, as amended in October 2002, is attached to the Original Schedule 13D as Exhibit 3. On May 8, 2002, at the Issuer’s annual shareholders meeting, Mr. Schneider was elected to a three-year term.

Since the filing of the Original Schedule 13D: (a) on November 6, 2003, the Issuer announced a reserve charge and that it would explore its options to maximize shareholder value -- it subsequently announced it had retained Sandler O’Neill & Partners, L.P. to assist the Board in this regard; (b) on November 6, 2003, the Issuer also announced that it would exit from the healthcare and workers compensation businesses; (c) on December 2, 2003, the Issuer announced that its President and Chief Executive Officer, William Cheeseman, would take early retirement on December 31, 2003; (d) on December 23, 2003, the Issuer named R. Kevin Clinton as its new President and Chief Executive Officer; and (e) on June 24, 2004, the Issuer announced that, after a diligent and thorough review and examination, the Board determined that the best means to maximize shareholder value is to continue to execute the Issuer’s current business strategy of shedding non-core businesses and focusing on its core business line in its core markets. On July 28, 2004, the Board extended its waiver of the limitation contained in the original standstill agreement, which otherwise prohibited members of the Group from holding or purchasing more than 5% of the outstanding shares of Common Stock.

On November 10, 2004, Joseph Stilwell joined the Board as the Group’s second director. In addition, members of the Group and the Issuer entered into the 2004 Standstill Agreement, which replaced the original standstill agreement that was set to expire on February 20, 2005. Under the 2004 Standstill Agreement, Mr. Schneider also continued as an ACAP director and both he and Joseph Stilwell were nominated by the Issuer for three-year terms on the Board at the 2005 annual shareholders meeting. In exchange, members of the Group agreed, among other things, to support the Issuer’s slate of directors at the 2005 annual shareholders meeting and thereafter during the term of the 2004 Standstill Agreement. A copy of the 2004 Standstill Agreement is attached to the Fifth Amendment as Exhibit 8.

So long as not inconsistent with the terms of the 2004 Standstill Agreement, members of the Group have reserved their right to exercise their shareholder rights. Such reserved rights include, in the future, without limitation, the rights to: (a) communicate and discuss their views with other shareholders, including discussions concerning the election of directors to the Board and ways to maximize shareholder value; and/or (b) solicit proxies or written consents from other shareholders of the Issuer with respect to additional Board representation or other proposals for shareholder action.

As noted above, OFIS has approved the Group’s holding in excess of 9.9% of the outstanding shares of the Issuer’s Common Stock as a result of repurchases of Common Stock by the Issuer. This approval is contingent upon the Group’s not acquiring additional shares of Common Stock of its own volition and not seeking additional seats on the Board beyond the two currently held.

Except as noted in this Sixth Amendment, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. So long as not inconsistent with the terms of the 2004 Standstill Agreement, members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

On May 1, 2000, certain members or affiliates of the Group (the “Stilwell SPN Group”) filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. (“SPN”). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN’s assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN and the Stilwell SPN Group disposed of its shares of SPN on the open market.

On July 7, 2000, certain members or affiliates of the Group (the “Stilwell CMRN Group”) filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation (“Cameron”). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron invite the Stilwell CMRN Group’s representatives to join the Board, writing to other Cameron shareholders to express their dismay with management’s inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

On January 4, 2001, certain members or affiliates of the Group (the “Stilwell CFIC Group”) filed a Schedule 13D in connection with the common stock of Community Financial Corp. (“CFIC”). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. The Stilwell CFIC Group then announced its intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group’s proposed nominees to the Board. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, announced that it would not seek representation on the Board or solicit proxies for use at the annual meeting.

On February 23, 2001, certain members or affiliates of the Group (the “Stilwell MONT Group”) filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation (“Montgomery”). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believed the value of Montgomery’s assets exceeded its current market price. On April 20, 2001, members of the Stilwell MONT Group met with Montgomery’s management, suggested to management that it should maximize shareholder value by selling the institution and notified management that it would run an alternate slate of directors at the 2001 annual meeting unless Montgomery entered into a transaction. Eleven days after the Schedule 13D was filed, Montgomery’s Board amended its bylaws to require that nominees to its Board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery’s subsidiary bank for at least twelve months prior to nomination, (c) have served as a member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the Board, and (d) own 100 shares of Montgomery’s stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors at the 2001 annual meeting. On June 5, 2001, Montgomery announced that it had hired an investment banking firm, to “help evaluate available alternatives to improve financial performance and maximize shareholder value. . . . [including] a potential acquisition or merger.” On June 13, 2001, the Stilwell MONT Group timely noticed its intention to nominate to Montgomery’s Board two persons who qualified under the amended bylaws. On July 24, 2001, Montgomery announced that it signed a definitive agreement with Union Community Bancorp (“Union”) providing for the merger of Montgomery into Union.

On June 14, 2001, certain members or affiliates of the Group (the “Stilwell HCBB Group”) filed a Schedule 13D in connection with the common stock of HCB Bancshares, Inc. (“HCBB”). On or about September 4, 2001, the Stilwell HCBB Group reported that it had entered into a standstill agreement with HCBB whereby, among other things, HCBB would appoint a director selected by the Stilwell HCBB Group. HCBB also agreed to consider conducting a Dutch tender auction. Additionally, HCBB agreed to adopt annual financial targets. HCBB also agreed that if it did not achieve the financial targets, it would retain an investment banking firm to help it to explore available alternatives to maximizing shareholder value. On October 22, 2001, the Stilwell HCBB Group reported that HCBB had named its nominee, John G. Rich, Esq., as a director. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Subsequent to the standstill agreement, HCBB announced and completed a number of 5% share repurchase programs, and, between the filing of the Stilwell HCBB Group’s Schedule 13D and up until August 31, 2003, HCBB’s outstanding share count decreased by 33%. HCBB did not achieve the financial target enumerated in the standstill agreement for the fiscal year ended June 30, 2003. Pursuant to the terms of the standstill agreement, on August 12, 2003, HCBB announced that it retained Gerrish & McCreary PC (a regional investment banking firm) to assist HCBB in exploring available alternatives for maximizing shareholder value, including a sale of HCBB. On January 14, 2004, HCBB announced that it had agreed to be acquired by Rock Bancshares Inc., and having accomplished its objective of maximizing shareholder value, the Stilwell HCBB Group disposed of its shares of HCBB on the open market.

On December 15, 2000, certain members or affiliates of the Group (the “Stilwell OTFC Group”) filed a Schedule 13D in connection with the common stock of Oregon Trail Financial Corp. (“OTFC”). In January 2001, members of the Stilwell OTFC Group met with the management of OTFC to discuss its concerns that management was not maximizing shareholder value and it proposed that OTFC voluntarily place its nominees on the Board. OTFC rejected the Stilwell OTFC Group’s proposal, and the Stilwell OTFC Group immediately announced its intention to solicit proxies to elect a Board nominee. OTFC refused to produce its complete shareholder list to the Stilwell OTFC Group and it sued OTFC in Baker County, Oregon. The court ultimately ordered OTFC to produce the complete list and to pay $10,000 in attorneys’ fees to the Stilwell OTFC Group. The Stilwell OTFC Group also initiated lawsuits against two OTFC directors alleging that one director had allegedly violated OTFC’s residency requirement and that the other director had allegedly committed perjury while testifying about his co-director in the first suit. Both suits were dismissed pre-trial but the Stilwell OTFC Group filed an appeal in one suit and was permitted to re-file the other suit in state court. On or about August 16, 2001, the Stilwell OTFC Group began to solicit proxies from shareholders to elect Kevin D. Padrick, Esq. to the Board of OTFC. On September 12, 2001, OTFC filed suit against the Manhattan-based Stilwell OTFC Group in Portland, Oregon’s federal district court and moved to invalidate the Stilwell OTFC Group’s proxies, but the court denied the motion and the election proceeded. During the election, OTFC announced the hiring of an investment banking firm. The Stilwell OTFC Group argued in its proxy materials that OTFC should have used its excess capital to repurchase its shares at prices below book value. In the five months after the filing of the Stilwell OTFC Group’s first proxy statement (i.e., from August 1, 2001 though December 31, 2001), OTFC repurchased approximately 15% of its shares.

On October 12, 2001, at OTFC’s Annual Meeting, OTFC’s shareholders elected the Stilwell OTFC Group’s candidate to the Board by a 2-1 margin. On March 12, 2002, OTFC and members of the Stilwell OTFC Group entered into a standstill agreement pursuant to which, among other things, OTFC agreed to achieve annual targets for its return on equity, to reduce its current capital ratio, to obtain advice from its investment banker regarding annual 10% stock repurchases, to re-elect the Stilwell OTFC Group’s director to the Board at the end of his current term, to maintain a seat for the Stilwell OTFC Group’s director, or a replacement director, for five years, to reimburse a portion of the Stilwell OTFC Group’s expenses incurred in the proxy contest, and to withdraw, with prejudice, the pending lawsuit against members of the Stilwell OTFC Group. In exchange, members of the Stilwell OTFC Group agreed, among other things, to refrain from seeking additional seats on OTFC’s Board and to support OTFC. On or about February 24, 2003, OTFC and FirstBank NW Corp. (“FBNW”) announced the signing of a definitive agreement whereby OTFC and FBNW would be merged, and the Stilwell OTFC Group subsequently announced that, having accomplished its objective of maximizing shareholder value, it had disposed of substantially all of its shares on the open market.

On June 30, 2003, certain members or affiliates of the Group (the “Stilwell FPIC Group”) filed a Schedule 13D in connection with the common stock of FPIC Insurance Group, Inc. (“FPIC”). On August 12, 2003, the Florida Office of Insurance Regulation approved the Stilwell

FPIC Group’s application to acquire more than 5% of FPIC’s shares of common stock and to hold board seats and exercise its shareholder rights. On November 10, 2003, pursuant to the Group’s request to FPIC, the Group’s nominee, John G. Rich, Esq., became a director of FPIC. In connection with Mr. Rich’s appointment to the Board, the Issuer and members of the Group entered into a confidentiality agreement.

On March 29, 2004, certain members or affiliates of the Group (the “Stilwell COMB Group”) filed a Schedule 13D in connection with the common stock of Community Bancshares, Inc. (“COMB”), and disclosed its belief that the value of COMB’s assets was not adequately reflected in its stock price. Members of the Group also stated that it intended to meet with COMB’s management and evaluate management’s progress and that it would likely support management if it effectively addressed COMB’s challenges. On November 21, 2005, the Stilwell COMB Group amended its Schedule 13D and stated that although it believed that COMB’s management had made good progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, COMB’s return on equity was substantially below average, its return on equity would be likely to remain below average for the foreseeable future, and it should therefore be sold. On November 21, 2005, the Stilwell COMB Group disclosed that if COMB did not announce a sale transaction before the time that the Group must begin the proxy solicitation process for the 2006 annual shareholders meeting, the Group would nominate an alternate slate of directors for election at that meeting and solicit proxies to elect them. On January 6, 2006, the Stilwell COMB Group informed COMB of the names of the three persons it intended to nominate at COMB’s annual shareholders meeting. On May 1, 2006, COMB announced that it had entered into a definitive agreement to be acquired by The Banc Corporation and the Stilwell COMB Group commenced the process of selling its COMB shares on the open market.

On June 20, 2005, certain members or affiliates of the Group (the “Stilwell PBIP Group”) filed a Schedule 13D in connection with the common stock of Prudential Bancorp, Inc. of Pennsylvania (“PBIP”), disclosing their belief that PBIP’s board of directors should include shareholders who beneficially own a substantial number of its shares and that the Stilwell PBIP Group would seek a board seat. Approximately 55 percent of the outstanding shares of common stock of PBIP are held by the Prudential Mutual Holding Company (the “MHC”), which is controlled by PBIP’s board. Therefore, with regard to most corporate decisions, such as the election of directors, the MHC is able to “outvote” PBIP’s public shareholders. However, regulations promulgated by the Federal Deposit Insurance Corporation (the “FDIC”) previously barred the MHC from voting on PBIP’s stock benefit plans and PBIP’s prospectus in connection with its initial public offering in February 2005 indicated that the MHC would not vote on the plans. During the summer of 2005, members of the Stilwell PBIP Group expected that PBIP would be seeking shareholder approval of the stock benefit plans described in its prospectus. But after the Stilwell PBIP Group announced in August 2005 that it would solicit proxies to oppose adoption of the stock benefit plans as a referendum to place Joseph Stilwell on the board, PBIP decided not to seek public shareholder approval of any stock benefit plans at the 2006 annual meeting and only submitted proposals to re-elect incumbent directors and ratify its auditors to a shareholder vote at the meeting. Therefore, in December 2005, members of the Stilwell PBIP Group solicited proxies from other public shareholders to withhold their votes on the election of directors as a referendum. At the February 3, 2006 annual meeting, 71% of PBIP’s voting public shares were withheld from voting on the election of directors, according to the final results provided by the independent inspector of elections. On April 6, 2006, PBIP announced that it had received advice from the FDIC that the MHC may vote its shares of common stock in favor of the stock benefit plans and that PBIP planned to hold a special meeting of shareholders to vote on approval of the plans. PBIP was thereafter required by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) to seek its approval of PBIP’s plans. On April 19, 2006, PBIP announced that it had decided to postpone the special meeting. The Federal Reserve Board subsequently determined to follow the FDIC’s position.

On October 4, 2006, a member of the Stilwell PBIP Group sued PBIP, the MHC, and the directors of PBIP and the MHC in the United States District Court, Eastern District of Pennsylvania, seeking an order preventing the MHC, which is controlled by the individuals who will receive significant awards under the stock benefit plans, from voting the MHC’s shares in PBIP in favor of the plans. On August 15, 2007, the court granted the defendants’ motion to dismiss all but one of the claims asserted in the litigation but declined to dismiss the Stilwell PBIP Group’s cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duty.

On January 19, 2006, certain members or affiliates of the Group (the “Stilwell SKP Group”) filed a Schedule 13D in connection with the common stock of SCPIE Holdings Inc. (“SKP”). The Stilwell SKP Group announced its intention to run an alternate slate of directors at the 2006 annual meeting and requested SKP’s shareholder list. SKP failed to timely produce the list, and the Stilwell SKP Group sued SKP in Delaware Chancery Court on January 25, 2006. On February 3, 2006, SKP agreed to provide its shareholder list. The Stilwell SKP Group filed definitive proxy materials under cover of Schedule 14A on May 4, 2006, reflecting the Stilwell SKP Group’s solicitation of proxies to elect three nominees to the board of directors at SKP’s annual meeting of shareholders. The meeting was held on June 22, 2006, and SKP’s nominees were elected. On December 14, 2006, SKP and the Stilwell SKP Group entered into an agreement whereby, among other things, SKP agreed to appoint Mr. Stilwell as a director of SKP and re-nominate him for re-election to the board in 2007. Mr. Stilwell joined SKP’s board on January 15, 2007.

On July 27, 2006, certain members or affiliates of the Group (the “Stilwell ROMA Group”) filed a Schedule 13D in connection with the common stock of Roma Financial Corp. (“Roma”). Nearly 70% of the outstanding Roma common stock is held by a federal mutual holding company controlled by Roma’s board of directors. In April 2007, the Stilwell ROMA Group engaged in a proxy solicitation with regard to Roma’s first annual meeting of stockholders urging Roma’s stockholders to withhold their vote from election of management’s slate of director nominees. At the meeting held in late April, Roma’s director nominees were elected.

Item 5. Interest in Securities of the Issuer

The percentages used in this Sixth Amendment are calculated based upon the number of outstanding shares of Common Stock, 10,981,899, reported as the number of outstanding shares as of July 31, 2007, in the Issuer’s quarterly report on Form 10-Q for the period ended June 30,

2007. All numbers of shares have been adjusted for the three-for-two stock split declared by the Issuer effective November 1, 2006.

(A) Stilwell Value Partners II

(a) Aggregate number of shares beneficially owned: 1,055,700
Percentage: 9.6%
(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 1,055,700
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 1,055,700

(c) Stilwell Value Partners II has not engaged in any transactions in shares of Common Stock since the filing of the Third Amendment.

(d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners II, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners II. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners II with regard to those shares of Common Stock.

(B) Stilwell Value Partners V

(a) Aggregate number of shares beneficially owned: 1,055,700
Percentage: 9.6%
(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 1,055,700
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 1,055,700

(c) Stilwell Value Partners V has not engaged in any transactions in shares of Common Stock since the filing of the Fourth Amendment.

(d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners V, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners V, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners V. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners V with regard to those shares of Common Stock.

(C) Stilwell Associates

(a) Aggregate number of shares beneficially owned: 1,055,700

Percentage: 9.6%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 1,055,700
3. Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 1,055,700

(c) Stilwell Associates has not engaged in any transactions in shares of Common Stock since the filing of the Third Amendment.

(d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(D) Stilwell Partners

(a) Aggregate number of shares beneficially owned: 1,055,700

Percentage: 9.6%

(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 1,055,700
3. Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 1,055,700

(c) Stilwell Partners has not engaged in any transactions in shares of Common Stock since the filing of the Third Amendment.

(d) Because he is the general partner of Stilwell Partners, Joseph Stilwell has the power to direct the affairs of Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Partners with regard to those shares of Common Stock.

(E) Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 1,055,700
Percentage: 9.6%
(b)	1. Sole power to vote or to direct vote: 0
2. Shared power to vote or to direct vote: 1,055,700
3. Sole power to dispose or to direct the disposition: 0
4. Shared power to dispose or to direct disposition: 1,055,700
(c) Stilwell Value LLC has made no purchases of shares of Common Stock.

(d) Because he is the managing and sole member of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners II, Stilwell Value Partners V and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners II, Stilwell Value Partners V and Stilwell Associates.

(F)	Joseph Stilwell
(a)	Aggregate number of shares beneficially owned: 1,055,700
Percentage: 9.6%
(b)	1. Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 1,055,700
3.	Sole power to dispose or to direct the disposition: 0

4.	Shared power to dispose or to direct disposition: 1,055,700

(c) Joseph Stilwell has not engaged in any transactions in shares of Common Stock since the filing of the Third Amendment.

(G)	Spencer L. Schneider
(a) Aggregate number of shares beneficially owned: 45,868
Percentage: 0.4%
(b) 1. Sole power to vote or to direct vote: 868
2.	Shared power to vote or to direct vote: 45,000
3.	Sole power to dispose or to direct the disposition: 868
4.	Shared power to dispose or to direct disposition: 45,000

(c) Mr. Schneider has not engaged in any transactions in shares of Common Stock during the past 60 days.

(H)	John Stilwell
(a) Aggregate number of shares beneficially owned: 3,300
Percentage: 0.03%
(b)	1. Sole power to vote or to direct vote: 3,300
2.	Shared power to vote or to direct vote: 0
3.	Sole power to dispose or to direct the disposition: 3,300
4.	Shared power to dispose or to direct disposition: 0

(c) John Stilwell has not engaged in any transactions of Common Stock since the filing of the Second Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Amended Joint Filing Agreement filed as Exhibit 5 to the Second Amendment, the agreement with Mr. Schneider filed as Exhibit 4 to the Original Schedule 13D, the agreement filed as Exhibit 7 to the Second Amendment, and as otherwise described below and in Item 4 above regarding the 2004 Standstill Agreement filed as Exhibit 8 to the Fifth Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Joseph Stilwell, in their capacities, respectively, as general partner of Stilwell Value Partners II, Stilwell Value Partners V and Stilwell Associates, and managing and sole member of Stilwell Value LLC and general partner of Stilwell Partners, as described in the Fifth Amendment, are entitled to an allocation of a portion of profits. Stilwell Value Partners II and Stilwell Value Partners V have agreed to indemnify Mr. Schneider for all costs and expenses arising out of or related to his nomination for election as a director of the Issuer. Stilwell Value Partners II and Stilwell Value Partners V have issued Mr. Schneider options to purchase 45,000 shares of Common Stock.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7. Material to be filed as Exhibits

Exhibit No.	Description
--	-----------
1	Joint Filing Agreement*
2	Powers of Attorney*
3	Standstill Agreement*
4	Agreements with Mr. Schneider and Mr. Padrick*
5	Amended Joint Filing Agreement**
6	Power of Attorney of John Stilwell**
7	Amended Nominee Agreement**
8	2004 Standstill Agreement***

*	Filed with Original Schedule 13D filed November 25, 2002
**	Filed with the Second Amendment on August 6, 2004

*** Filed with the Fifth Amendment on November 12, 2004

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	September 19, 2007

STILWELL VALUE PARTNERS II, L.P.
By:	STILWELL VALUE LLC
General Partner
/s/ Joseph Stilwell
By:	Joseph Stilwell
Managing and Sole Member

STILWELL VALUE PARTNERS V, L.P.
By:	STILWELL VALUE LLC
General Partner
/s/ Joseph Stilwell
By:	Joseph Stilwell
Managing and Sole Member

STILWELL ASSOCIATES, L.P.
By:	STILWELL VALUE LLC
General Partner
/s/ Joseph Stilwell
By:	Joseph Stilwell
Managing and Sole Member

STILWELL PARTNERS, L.P.
/s/ Joseph Stilwell
By:	Joseph Stilwell
General Partner

STILWELL VALUE LLC
/s/ Joseph Stilwell
By:	Joseph Stilwell
Managing and Sole Member

JOSEPH STILWELL
/s/ Joseph Stilwell
Joseph Stilwell

SPENCER L. SCHNEIDER
/s/ Spencer L. Schneider
Spencer L. Schneider

JOHN STILWELL

/s/ John Stilwell
John Stilwell